FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

April 11, 2011

Item 3

News Release

Issued April 11, 2011 disseminated via Filing Services Canada.

Item 4

Summary of Material Change

Dynamotive and Renewable Oil Corporation (ROC) updated today the status of the proposed Venture in Australia that was disclosed on February 22nd 2011.

Following agreement on heads of terms, the Companies explored the configuration of the proposed venture and development plans. The parties agreed that the development activities would reside with ROC and that Dynamotive would take further ownership in the Company (Dynamotive currently holds approximately 8% of ROC shares and has a Board Seat). ROC will hold the rights for the pyrolysis technology in Australia, Dynamotive would receive in return 50% of future licensing and royalty revenues. Further, ROC would make payments to Dynamotive on 50 % of the Australian master license as per heads of terms agreed previously. i.e. $250,000.-

ROC would also have access to bio oil upgrading process (patent pending) on commercial terms. The parties further agreed to negotiate a first license to use on the proposed integrated pilot demonstration unit.  The upgrading process developed jointly by Dr. Radlein and Dynamotive is currently being evaluated by IFP Energies Nouvelles of France and may lead subject to satisfactory completion of agreed milestones to definitive agreements for its development and commercialization. (see Dynamotive disclosure of 29th March 2011).

The agreement would allow both Companies to lever the activities carried out to date in the development of pyrolysis technology and its application with more than 15 years of research, development, technology scale up and product applications as well as benefiting from the project pipeline under development in Australia. ROC first licensed Dynamotive’s pyrolysis technology in 2006.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

Dynamotive and Renewable Oil Corporation (ROC) updated today the status of the proposed Venture in Australia that was disclosed on February 22nd 2011.

Following agreement on heads of terms, the Companies explored the configuration of the proposed venture and development plans. The parties agreed that the development activities would reside with ROC and that Dynamotive would take further ownership in the Company (Dynamotive currently holds approximately 8% of ROC shares and has a Board Seat). ROC will hold the rights for the pyrolysis technology in Australia, Dynamotive would receive in return 50% of future licensing and royalty revenues. Further, ROC would make payments to Dynamotive on 50 % of the Australian master license as per heads of terms agreed previously. i.e. $250,000.-

ROC would also have access to bio oil upgrading process (patent pending) on commercial terms. The parties further agreed to negotiate a first license to use on the proposed integrated pilot demonstration unit.  The upgrading process developed jointly by Dr. Radlein and Dynamotive is currently being evaluated by IFP Energies Nouvelles of France and may lead subject to satisfactory completion of agreed milestones to definitive agreements for its development and commercialization. (see Dynamotive disclosure of 29th March 2011).

The agreement would allow both Companies to lever the activities carried out to date in the development of pyrolysis technology and its application with more than 15 years of research, development, technology scale up and product applications as well as benefiting from the project pipeline under development in Australia. ROC first licensed Dynamotive’s pyrolysis technology in 2006.

Project opportunities:

ROC On 27 March 2011 – signed an MOU with Future Farm Industries CRC. CRC is Australia’s leading organisation for the promotion of mallee eucalypts as a new tree crop on farms across the wheatbelt ROC and CRC are co-operating to develop bio-fuels industrial production in Western Australia.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800 or (703) 507-3397

Item 9

Date of Report

April 11, 2011

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

Update Dynamotive / Renewable Oil Corporation Venture in Australia

Vancouver, British Columbia CANADA, April 11, 2011 /FSC/ - Dynamotive Energy Systems Corp. (OTCBB – DYMTF).  Dynamotive and Renewable Oil Corporation (ROC) updated today the status of the proposed Venture in Australia that was disclosed on February 22nd 2011.

Following agreement on heads of terms, the Companies explored the configuration of the proposed venture and development plans. The parties agreed that the development activities would reside with ROC and that Dynamotive would take further ownership in the Company (Dynamotive currently holds approximately 8% of ROC shares and has a Board Seat). ROC will hold the rights for the pyrolysis technology in Australia, Dynamotive would receive in return 50% of future licensing and royalty revenues. Further, ROC would make payments to Dynamotive on 50 % of the Australian master license as per heads of terms agreed previously. i.e. $250,000.-

ROC would also have access to bio oil upgrading process (patent pending) on commercial terms. The parties further agreed to negotiate a first license to use on the proposed integrated pilot demonstration unit.  The upgrading process developed jointly by Dr. Radlein and Dynamotive is currently being evaluated by IFP Energies Nouvelles of France and may lead subject to satisfactory completion of agreed milestones to definitive agreements for its development and commercialization. (see Dynamotive disclosure of 29th March 2011).

The agreement would allow both Companies to lever the activities carried out to date in the development of pyrolysis technology and its application with more than 15 years of research, development, technology scale up and product applications as well as benefiting from the project pipeline under development in Australia. ROC first licensed Dynamotive’s pyrolysis technology in 2006.

Project opportunities:

ROC On 27 March 2011 – signed an MOU with Future Farm Industries CRC. CRC is Australia’s leading organisation for the promotion of mallee eucalypts as a new tree crop on farms across the wheatbelt ROC and CRC are co-operating to develop bio-fuels industrial production in Western Australia.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals.

Contact: Andrew Kingston, President & CEO.  info@dynamotive.com

Forward Looking Information
Statements in this news release concerning the company’s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements”. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company’s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company’s 20F and other disclosure filings with the Securities and Exchange Commission